UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69829

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Integrity Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16767 N Perimeter Dr Suite 320
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wes Gilbreath	480-321-8892	wesgilbreath@annexus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cbiz CPAs P.C.
(Name – if individual, state last, first, and middle name)

5 Bryant Park, 1065 Avenue of the Americas	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wesley Gilbreath_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integrity Capital, LLC_____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Wesley Gilbreath   Digitally signed by Wesley Gilbreath
                          Date: 2026.03.30 08:38:29 -07'00'

Title:

Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTEGRITY CAPITAL, LLC

SCOTTSDALE, ARIZONA

DECEMBER 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

INTEGRITY CAPITAL, LLC
SCOTTSDALE, ARIZONA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2025

CONTENTS



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Integrity Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Integrity Capital, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CBIZCPAS.COM

Supplemental Information

The information presented in Schedules I, II, and III (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2025.

Deerfield, Illinois
March 30, 2026

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

ASSETS

Cash	$ 4,894,348
Commissions receivable	455,461
Contract asset	29,157,464
Prepaid expenses and other assets	118,179
TOTAL ASSETS	$ 34,625,452

LIABILITIES AND MEMBER'S EQUITY

Revenue share payable	$ 10,548,723
Accrued employee bonus and payroll	460,908
Due to related parties	518,390
Accrued expenses	192,423
TOTAL LIABILITIES	11,720,444
MEMBER'S EQUITY	22,905,008
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 34,625,452

The accompanying notes are an integral part of the financial statements.

INTEGRITY CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES		
Wholesale commissions - life	$	31,472,050
Wholesale commissions - annuity		9,022,060
TOTAL REVENUES		40,494,110
EXPENSES		
Revenue share		12,651,357
Compensation and benefits		4,784,379
Management fees		3,001,557
Professional and Consulting Fees		604,848
General and administrative		503,071
Licensing and registration		199,616
TOTAL EXPENSES		21,744,828
NET INCOME	$	18,749,282

The accompanying notes are an integral part of the financial statements.

INTEGRITY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE - JANUARY 1, 2025	$	557,511
Merger of affiliate under common control		12,038,816
BALANCE - JANUARY 1, 2025 - ADJUSTED		12,596,327
Net income		18,749,282
Distributions		(8,440,601)
BALANCE - DECEMBER 31, 2025	$	22,905,008

The accompanying notes are an integral part of the financial statements.

INTEGRITY CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES	
Net Income	$ 18,749,282
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(26,297)
Contract asset	(18,735,230)
Prepaid expenses and other assets	(22,337)
Revenue share payable	9,213,413
Accrued employee bonus and payroll	249,054
Due to related parties	382,191
Accrued expenses	143,404
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,953,480
FINANCING ACTIVITIES	
Distributions	(8,440,601)
NET CASH USED IN FINANCING ACTIVITIES	(8,440,601)
NET INCREASE IN CASH	1,512,879
CASH - beginning of year	3,381,469
CASH - end of year	$ 4,894,348

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Integrity Capital, LLC (the "Company"), a wholly owned subsidiary of Integrity Wealth, LLC ("IW"), which is ultimately wholly owned by Integrity Marketing Group, LLC ("IMG" or "Parent"), was formed in 2016 and operates as a securities broker-dealer, engaging in marketing and wholesale brokerage of registered annuities and life insurance products through wholesale and independent distribution. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Merger of Affiliated Entities

On February 1, 2025, the Company merged with an affiliate First Palladium, LLC ("FP"). FP operated as a registered broker-dealer engaged primarily in the wholesale brokerage of variable life insurance and variable annuity products. The Company and FP were each a wholly owned subsidiary of IMG both before and after the merger transaction and therefore were under common control. The merger resulted in a change in reporting entity and was accounted for as a transaction between entities under common control in accordance with ASC 805-50, Business Combinations—Related Issues.

Accordingly, the accompanying financial statements have been retrospectively adjusted to reflect the combined financial position, results of operations, changes in member's equity, and cash flows of the entities as if the merger had occurred on January 1, 2025.

Although the accompanying financial statements have been retrospectively adjusted to present the combined financial position, results of operations, changes in member's equity, and cash flows of the Company and FP for the entire year ended December 31, 2025, the assets and liabilities transferred were recognized at their historical carrying values as of the transfer date.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practice within the brokerage industry. The accompanying financial statements are presented on the accrual basis of accounting, in conformity with GAAP.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Commissions Receivable</u>

Commissions receivable represent amounts due from insurance carriers for annuity wholesaling fees earned by the Company. All commission receivables are generally collected within one month, and the company does not maintain a provision for credit losses as collection experience has consistently favorable.

<u>Contract Asset and Revenue Share Payable</u>

The Company's contract asset and revenue share payable primarily represent an estimate of commissions due from insurance carriers and to agencies over the term of the policies placed. The Company establishes an estimate based on multiple factors including but not limited to expected duration of commission payments, type of product sold and average expected rate of renewal. The contract asset and revenue share payable are recognized to coincide with the net revenue recognized when a case is placed in force.

The Company continually monitors creditworthiness of companies for which product offerings are brokered to mitigate risk of credit loss. No allowance for credit losses was deemed necessary by management as of December 31, 2025.

<u>Financial Instruments – Credit Losses</u>

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

<u>Revenue Recognition</u>

The Company recognizes revenue in accordance with ASC Topic 606. The core principle of ASC Topic 606 is that an entity shall recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

To meet this principle, the Company recognizes revenue when a customer obtains control of promised services and recognizes consideration that the Company expects to be entitled to in exchange for those

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

services. The Company applies the following five-step model in order to determine when revenue will be recognized: (i) identification of the contract with a customer; (ii) identification of the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including if there is constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the services it transfers to the customer. See Note 3 for details.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company is not subject to federal or state income taxes and no provision for income taxes or deferred tax assets or liabilities has been recorded in the accompanying financial statements. The Company's taxable income or loss is included in the income tax returns of IMG.

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvement to Income Tax Disclosures, which amends the income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted this ASU on a prospective basis effective January 1, 2025. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

Management evaluates uncertain tax positions and recognizes a tax benefit only if it is more likely than not that the position will be sustained upon examination by the relevant taxing authorities. Management has concluded that there are no material uncertain tax positions requiring recognition or disclosure in the accompanying financial statements.

The Company's tax filings remain subject to examination by taxing authorities for tax years beginning in 2023 and thereafter. Management is not currently aware of any pending or threatened examinations.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of marketing and wholesaling registered annuities and life insurance products. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

information of the Company as a whole. Significant segment expenses regularly provided to the CODM are found on the Company's statement of operations. Segment assets can be found in the statement of financial condition. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the total consideration the Company expects to be entitled to in exchange for those promised goods or services.

Annuity Wholesale Commissions

The Company earns annuity wholesale commissions from two primary sources: [1] designing and marketing annuity products, and [2] training and assisting other broker-dealers to sell annuity products, which may include both products designed by the Company and those designed by third parties. For annuity products designed and marketed by the Company, wholesaling fees are received in exchange for product development services and for promoting these products to other financial intermediaries. For products not designed by the Company, wholesaling commissions are earned for training and supporting other broker-dealers in the sales process. Wholesaling commissions are recognized as revenue at a point in time. Specifically, when the underlying annuity contract becomes effective and the Company's performance obligation is satisfied.

Life Wholesale Commissions

The Company provides its customers with policy placement services of variable life insurance. Customers can only benefit from the services that the Company provides if a policy is formally placed with an insurance carrier and coverage is extended to the policyholder. Placement services are highly interdependent and not capable of being distinct; therefore, management deems the placement of a policy as a singular performance obligation. The Company does not provide any additional services beyond the placement of policies; therefore, no additional performance obligations were identified by management.

The Company receives consideration for services in the form of a commission from the applicable insurance company. Commissions include first-year and for variable life insurance, renewal amounts that are received over time and at a rate determined by the underlying insurance product placed. Because the Company has a singular performance obligation, the associated revenue for the full commissionable duration of the policy is estimated and recognized upon placement of the policy.

First-year commissions are typically calculated as a percentage of the initial premium and are recognized at a point in time when the policy is issued and the Company has satisfied its performance obligation associated with facilitating the placement of the policy.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Renewal commissions on variable life insurance represent variable consideration because the amounts ultimately earned depend on policy persistency and the duration that policies remain in force. The Company estimates the variable consideration associated with renewal commissions using the most likely amount method.

Revenue from contracts with customers includes commissions on the sale of variable life insurance and variable annuity products. Sales of such variable products by insurance carriers must be transacted through a registered broker-dealer. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The transaction price is determined based on expected policy premiums, applicable contractual commission rates, estimated commissionable durations, and expected policy persistency.

Persistency assumptions are applied to projected renewal commissions to reflect the likelihood that policies remain in force over the expected commissionable period. These estimates are based on historical experience, carrier data, and other relevant information available to management.

Change in Estimate

The Company periodically reassesses the assumptions used to estimate renewal commissions, including policy persistency and estimated commissionable durations. During the year ended December 31, 2025, management updated certain assumptions used in estimating renewal commissions based on enhanced carrier data and improved product and carrier level reporting available to management.

As a result of these enhancements, the Company refined its methodology for estimating renewal commission revenue using more granular information related to product characteristics, carrier reporting, and policy persistency. The updated methodology did not change the Company's revenue recognition policy but resulted in a refinement of the assumptions used to estimate the transaction price for renewal commissions.

The effect of these revised assumptions was accounted for as a change in estimate and recognized prospectively in the accompanying financial statements.

Agent Considerations

The Company has concluded that it acts as an agent between the carriers and the end policyholder; therefore, commission revenue is recognized on a net basis, net of any commission amounts paid or payable to other agents associated with each case.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Disaggregation of Revenue

In the following table, commissions renewal revenue from contracts with customers is presented as a roll forward of the contract asset balance, showing the activity impacting the balance during the year.

Wholesale commissions – annuity	
Design and marketing	$ 5,019,919
Training and assisting	4,002,141
Total:	$ 9,022,060
Wholesale commissions – life	
Commission revenue	$ 27,850,957
Networking agreement income	3,621,093
Total:	$ 31,472,050

Contract Asset balance roll forward

In the following table, commissions renewal revenue from contracts with customers is presented as a roll forward of the contract asset balance, showing the activity impacting the balance during the year.

Beginning Balance	$ 10,422,235
Commission revenue	18,687,493
Change in estimate	9,163,464
Networking agreement income	3,621,093
Cash receipts	(12,736,821)
Ending Balance	$ 29,157,464

NOTE 4 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits throughout the year. As of December 31, 2025, the Company's uninsured cash balance was approximately $4,644,348. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company engages in various marketing and wholesaling activities in which counterparties solely include broker-dealers, some which may be affiliated with banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk from loss of revenue. The risk of default depends on the creditworthiness of the issuer of the instrument.

NOTE 5 – RELATED PARTY TRANSACTIONS

Networking Agreements

The Company entered into a networking agreement with Lion Street Insurance Services, LLC ("LSIS") (effective date November 3, 2025) and Lion Street Private Client, LLC ("LSPC") (effective date November 3, 2025) (hereinafter collectively referred to as "The Agency"), all entities wholly owned by IMG, whereby the Company and the Agency share in the compensation derived from Securities-Based Insurance Products paid from carriers to the Company ("Revenue share").

For the year ended December 31, 2025, $3,621,093 of the $29,157,464 presented as a Contract asset on the statement of financial condition is related to Revenue share from networking agreements with the Agency. Additionally, $3,621,093 of the $10,548,723 presented as Revenue share payable on the statement of financial condition is related to Revenue share from networking agreements with the Agency.

Expense Sharing Agreement

Effective February 1, 2025, the Company entered into an expense sharing agreement with IMG, or certain of its other wholly owned subsidiaries, to receive an allocation of certain shared services and costs. Under the agreement, the Company reimburses Integrity for employee compensation paid on the Company's behalf. For the year ended December 31, 2025, compensation and benefits totaled $4,784,379 for direct employees.

The expense sharing agreement also includes allocations for a portion of shared labor costs for personnel supporting the Company's operations and other general and administrative expenses paid by affiliates on the Company's behalf. Such fees are allocated to the Company as a management fee.

For the year ended December 31, 2025, the Company incurred total management fees to affiliates and IW of $2,891,865 and $109,692 respectively, for a total of $3,001,557 on the statement of operations. As of December 31, 2025, the net payables to affiliates and IW were $508,333 and $10,057 respectively, for a total of $518,390 on the statement of financial condition.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

The Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2025, the Company had regulatory net capital of $4,178,087, which was $3,396,724 in excess of its required net capital of $781,363. The Company's percentage of aggregate indebtedness to net capital ratio was 280.5%.

NOTE 8 - EMPLOYEE BENEFIT PLAN

IMG sponsors a 401(k) plan for the benefit of employees. For the year ending December 31, 2025, the Company contributed a match of $61,973 to the plan, which is included in compensation and benefits on the statement of operations.

INTEGRITY CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2025

NET CAPITAL

Total member's equity	$	22,905,008
Deductions:		
Non-allowable contract asset		(18,608,742)
Prepaid expenses and other assets		(118,179)
Total Deductions	$	(18,726,921)
Net Capital	$	4,178,087

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	781,363
(greater of $5,000 or 6 2/3% of aggregate indebtedness or $11,720,444)		
Excess net capital	$	3,396,724
Percentage of aggregate indebtedness to net capital		280.5%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025, originally filed on January 29, 2026, and amended March 30, 2026.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2025

The computation for determination of reserve requirements is not applicable to Integrity Capital, LLC, as the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and the Company's other business activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See Report of Independent Registered Public Accounting Firm

INTEGRITY CAPITAL, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2025

The information relating to possession or control requirements is not applicable to Integrity Capital, LLC, as the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and the Company's other business activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See Report of Independent Registered Public Accounting Firm



INTEGRITY
WEALTH

Integrity Capital, LLC

Exemption Report

Integrity Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to marketing and wholesaling variable annuities and life insurance products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Integrity Capital, LLC

I, Wes Gilbreath, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:_____
Title: CFO and FinOp

March 30, 2026

CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Integrity Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Integrity Capital, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to being a wholesaler and distributor of variable insurance products, and registered and non-registered fixed annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities and the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

CBIZ CPAs P.C.

Deerfield, Illinois
March 30, 2026